5/1/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

1. On May 10, 2001, Richmont Mines Inc. issued the 2001 Annual Information Form. This report is filed solely for the purpose of filing a copy of the Annual Information Form attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 05/13/02 By ______________________
Jean-Yves Laliberté, Vice-President, Finance

RICHMONT MINES INC.

ANNUAL INFORMATION FORM

2001

RICHMONT

May 10, 2002

TABLE OF CONTENTS

TABLE OF CONTENTS

I. INCORPORATION

Richmont Mines Inc. ("Richmont" or the "Company") was incorporated pursuant to Part 1A of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company's articles were amended to change its corporate name. The head office and principal place of business of the Company are located at 110 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The common shares of Richmont are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "RIC".

II. GENERAL DEVELOPMENT OF THE BUSINESS

Richmont is principally engaged in activities related to the acquisition, exploration, financing, development and operation of mineral properties. Richmont began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Since September 1987, Richmont focused its exploration work on the Francoeur property; in July 1988, commercial production started at the Francoeur Mine from shaft no. 6. After sinking shaft no. 7, commercial production resumed on October 1, 1991 from shaft no. 7, at a rate of 400 tons of ore per day. On June 1, 1992, Richmont acquired the remaining interest in the Francoeur and Wasamac properties from Lac Minerals Ltd., for an amount of $3,500,000, increasing its interest in the Francoeur Mine and the Wasamac property to 100%.

On August 19, 1993, Richmont acquired from American Barrick Resources Corporation ("American Barrick") all the issued and outstanding shares of Camflo Mill Inc. ("Camflo"), a corporation incorporated under the Canada Business Corporations Act. Richmont is the sole shareholder of Camflo whose main asset is the Camflo Mill. The purchase of Camflo secured Richmont's own milling requirements, and placed the Company in an ideal situation to acquire other projects and also to offer custom milling facilities to other producers in the area.

In its strategy for expansion, Richmont purchased 9,462,000 shares of Louvem Mines Inc. ("Louvem") in 1994 representing 36% of the issued and outstanding common shares. Louvem is a 50% owner of the Beaufor gold property, located 50 kilometers from the Camflo Mill. The Beaufor Mine commenced commercial production on January 3, 1996. In 1997, Richmont launched a public share exchange offer for all the issued and outstanding shares of Louvem that Richmont did not already own. At the closing of this offer, on July 11, 1997, Richmont owned 18,147,790 shares of Louvem or 69.3% of the outstanding shares. Since that date, Louvem's results are consolidated with those of Richmont.

Following the acquisition of a 60% interest in May 1995 and the remaining 40% in January 1996, Richmont Mines proceeded to the development and the construction of the Nugget Pond Mine in June 1996. The mine is located in the Baie Verte peninsula of Newfoundland and commercial production started on April 1st, 1997. On March 30, 2000, Richmont Mines acquired the Hammerdown property, which is located near the Nugget Pond Mine. The Company start, during the same year, bulk sampling and development works for an underground mine.

In Newfoundland, over the course of the year, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures at Hammerdown. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine to allow commercial production to commence on July 1, 2001. This enabled the Newfoundland operations to continue following the depletion of reserves at the Nugget Pond Mine, which ceased its activities in July 2001.

In Quebec, Richmont acquired a 50% interest in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001.

III. NARRATIVE DESCRIPTION OF THE BUSINESS

1. Quebec Division

1.1 Beaufor Mine (50%)

1.1.1 General

In April 2001, Richmont Mines announced that it was acquiring a 50% interest in the Beaufor Mine. As a result of this $1.8 million acquisition, Richmont Mines is now the operator of the Beaufor Mine, the remaining 50% of which is owned by Louvem Mines Inc., a company in which Richmont Mines has held a 69.3% interest since July, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or.

In its new role as operator of the Beaufor Mine, Richmont Mines requested assistance from the provincial government to facilitate the resumption of operations at the mine. As a precautionary measure, the mine was closed in August 2000 when concerns were raised about the stability of the mine pillars. It was determined that the partners would have to invest $5 million to secure the mine and modernize the Camflo Mill. In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources designed to facilitate the reopening of the mine. The provincial government's contribution, amounting to a maximum of $2.7 million, will be paid out over three years and is based on the total payroll of these operations.

The work required to secure the Beaufor Mine was initiated in July 2001. It involves the backfilling of old stopes, the cabling of some pillars and the erection of concrete barricades, primarily to protect the mine from the risks of water infiltration. The work slated for 2002 includes the installation of fences around old stopes and the diversion of a stream that crosses the mine site.

Following the completion of the underground work required to secure the mine, and after receiving the approval of the appropriate authorities, Richmont Mines resumed production at the Beaufor Mine in January 2002. The Beaufor Mine includes the Pascalis, Beaufor, Perron and Courvan properties.

1.1.2 Reserves

As at December 31, 2001, proven and probable reserves at the Beaufor Mine were 1,103,000 tons at a grade of 0.21 ounces of gold per ton, representing 237,000 ounces of gold. Production is expected to total 50,000 ounces of gold per year.

Beaufor Mine (100%)

	PROVEN AND PROBABLE RESERVES		
	Tons	**Grade Oz/Au/t**	**Ounces**
Diluted Reserves			
2001	**1,103,000**	**0.21**	**237,000**

1.1.3 Estimated Annual Production

	Year Ended December 31	
	2002	**2003**
	Proven & Probable Reserves	**Proven & Probable Reserves**
Annual production	245,000	270,000
Average grade of processed ore (oz/Au/t)	0.21	0.21
Rate of recovery	98%	98%
Gold production (oz)	50,400	55,600

1.2 Camflo Mill (100%)

1.2.1 General

Pursuant to a Share Purchase Agreement dated August 4, 1993 between Richmont and American Barrick, Richmont purchased on August 19, 1993, all the issued and outstanding shares of Camflo Mill Inc.

Camflo Mill Inc. owns the Camflo property having a surface area of 319.1 hectares in Malartic and Fournière townships 20 kilometers west of the city of Val d'Or. The property is held pursuant to a mining lease (31.2 hectares), a mining concession (31.2 hectares) and 11 claims (255.8 hectares). Underground mining operations began in May 1965, and a 1,000-ton per day mill was built on the mine site in 1969 and expanded in 1975, to increase its nominal capacity to 1,250 tons per day.

After exhausting its mineable reserves, operations ceased at the Camflo Mine in October 1992. During 27 years of operation, 9,500,000 tons of ore, at an average grade of 0.18 ounces gold per ton, were mined.

The consideration for the purchase of all the issued and outstanding shares of Camflo was the assumption by Richmont of all liabilities and obligations related to the rehabilitation and restoration of the mill related facilities, including the tailings ponds (the "Production Facility") existing as of August 19, 1993 and for which the Company made a provision of $1,375,000.

As a security for the performance of Richmont's reclamation liabilities, Richmont delivered on closing of the Share Purchase Agreement to American Barrick a letter of credit for the amount of $1,200,000.During the year 2000, the letter of credit was transferred to the "Ministère des Ressources naturelles" (MRN) and the MRN set American Barrick free of all its environmental obligations concerning Camflo.

Camflo benefits from acquired rights with respect to the construction of its mill, prior to the coming into force of the *Environment Quality Act* (Quebec), and holds certificates of authorization from the Department of Environment (MENVIQ) with respect to its subsequent operations, including the expansion of the mill.

1.2.2 Work completed in 2001

The Camflo Mill was designed to treat gold ore using the traditional process of direct cyanidation. The mill capacity is approximately 1,250 tons of ore per day. Since Richmont purchased the mill in August 1993, 2,476,735 tons of ore have been milled, of which 1,303,562 tons were provided by the Francoeur Mine. In 2001, Camflo treated a total of 169,235 tons of ore, of which 153,562 tons came from the Francoeur Mine.

With the resumption of operations at the Beaufor Mine in January, the Camflo Mill will process approximately 270,000 tons of ore in 2002. In addition to the work related to the resumption of operations at the Beaufor Mine, a total of $800,000 was invested to modernize the Camflo Mill.

The work completed in 2001 involved repairs to the roof and walls of the main building, the reinforcement of the concrete base for production equipment and repairs to steel structures. In 2002, the Company will install a dust-recovery system in the crushing room, along with a dust collector in the refinery. These measures will improve air quality in the workplace and recover additional gold particles. Other sections of the mill will also be renovated.

1.3 Francoeur Mine (100%)

1.3.1 General

The Francoeur Mine is part of the Francoeur property, which is held under three mining leases, three mining concessions and six mining claims, for a total area of 364 hectares. The property is located in the Beauchastel Township, approximately 25 kilometers southwest of Rouyn-Noranda.

The facilities at the Francoeur Mine include the surface structures required to service the no. 7 and the no. 6 shafts (including two headframes, hoists and compressor houses), ore bins, service buildings such as offices, drys, garages and a settling basin for the gathering of waste water from the mine.

1.3.2 Prior Work

The Francoeur property was staked for the first time in 1923 following a gold discovery that later became zone No. 1. In 1932, Francoeur Gold Mines Ltd. sunk a shaft of approximately 720 feet in the lower footwall of zone No. 1, with a 45° dip to the north. Four levels were opened. In 1936, zone No. 2 and zone No. 3 west of zone No. 1 were discovered through drilling along the Francoeur shear. Shaft no. 2 was then sunk to a depth of 600 feet in the lower footwall of zone No. 2, with a 45° dip to the north over a length of 600 feet. Four levels were developed in zone No. 2. In 1938, a concentrator having a daily capacity of 150 tons was built on the property, and mining of zones No. 1 and No. 2 commenced immediately thereafter. In 1939, zone No. 8 was discovered approximately 800 feet north of the Francoeur shear. This new zone was operated as early as 1940 through a cross-cut driven from the second level of zone No. 2. At the third level, the drift was extended approximately 3,000 feet to the west to reach and mine the ore of zone No. 3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,070 ounces of gold from 573,596 tons of ore with a recovered grade of 0.16 ounces gold per ton.

In 1965, after further drilling, the Wasamac no. 2 vertical shaft (now designated shaft no. 6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 1,565 feet to exploit the extension of zone No. 3 at depth. Eight additional levels were opened and operations commenced in May 1968. The various production reports indicate a total production of 69,355 ounces of gold from 424,707 tons with a recovered grade of 0.16 ounces gold per ton for the period May 1968 to March 1971. The ore was processed at the No. 1 Wasamac Mine concentrator located eight kilometers to the east. Because of the low price of gold, the increase in production costs, and the termination of the federal assistance program for gold mines, Wright-Hargreaves Mines Ltd. was forced to stop production in May 1971. During 1973 and 1974, Kerr Addison Mines Ltd. and Noranda Exploration Limited carried out drilling on the property. The last reported work on the property was done by Long Lac Exploration Limited from 1980 to 1984.

1.3.3 Work Carried Out By Richmont

In the fall of 1985, an assessment of the property was commissioned in order to evaluate the ore reserves that were in place when the mine was closed by Wright-Hargreaves Mines Ltd. in May 1971. It was established from the reports of the former operator that approximately 460,000 tons of reserves were in place and accessible by the former Wasamac shaft no. 2, now shaft no. 6.

In the spring of 1986, the Company started the dewatering and rehabilitation of the underground substructures of shaft no. 6. In 1987, the Company continued the rehabilitation of the underground substructures of shaft no. 6 and installed the surface facilities required for an underground exploration program. During the same period, underground definition drilling confirmed the *in situ* ore reserves previously reported above the 11th level.

During the spring of 1988, the Company mined a bulk sample of 25,475 tons from shaft no. 6. This bulk sample was processed at Lac Minerals Ltd.'s mill in Malartic.

While the dewatering and rehabilitation of shaft no. 6 were in progress, the Company carried out a surface drill program to identify and confirm zones 1, 2, 3 and 8. One of the specific objectives was to confirm the possible depth extension of zone No. 3 below level No. 11 of shaft no. 6. Thus, during 1986, 34 surface drill holes for a total of 45,294 feet were completed on zones 1, 2, 3 and 8 and more than 1,000,000 tons of possible reserves were identified below the 11th level in zone No. 3.

In 1987, Richmont continued the drilling program undertaken the previous year; 41 surface diamond drill holes totaling 45,910 feet were completed on zone No. 3, to confirm the eastern and western extensions of the structure.

This second drill program confirmed the depth extension of the No. 3 zone below the 11th level. The results also confirmed that the zone had a 42° dip to the north moving away from shaft no. 6. Therefore, the management of the Company concluded that mining this extension would be more profitable if done from a new shaft. The sinking of a new shaft began in March 1988, and was completed in May 1989 to a depth of 2,684 feet.

On October 1, 1991, the development of shaft no. 7 was completed and commercial production began at a rate of 400 tons per day. During 1992, production was increased to 500 tons per day and to 640 tons per day from 1993 to 1999. Practically all the ore produced in 2000 and 2001 was extracted from Zone 7, at a rate of 450 tons per day.

1.3.4 Reserves

The year 2001 marked the end of production at the Francoeur Mine due to the depletion of its reserves. When mining operations started in 1991, reserves at the Francoeur Mine were estimated at 200,000 ounces. Richmont Mines will have mined a total of more than 345,000 ounces and doubled the expected life of the mine.

1.3.5 Mining Operations

Production at the Francoeur Mine is carried out from two shafts: Shaft no. 6 and Shaft no. 7. The two shafts are linked through levels 11 and 12, 1,450 feet below surface. With the beginning of production in Zone 7, the majority of the ore for the year 2001 came from shaft no. 6.

Shaft no. 6

The 153,562 tons of ore produced during 2001came from Zone 7 in shaft no. 6.

This zone dips steeply and is being mined mainly using the long-hole method from Levels 4, 6 and 7. As expected, 2001 marked the depletion of reserves at the Francoeur Mine.

Milling

From the start of production at the Francoeur Mine until July 1993, ore from the mine was custom milled.

All the ore extracted from the Francoeur Mine since July 1993 has been processed at the Camflo Mill. In 2001, the mill processed 153,562 tons of ore from the Francoeur Mine. Gold recovery was 95.8% in 2001.

Labor

The labor force of the Francoeur Mine totaled an average of 45 employees for 2001. In March 1999, the collective agreement with the unionized employees at the Francoeur Mine was renewed for a four-year period, and remains in force until December 31, 2002.

1.3.6 Production Summary (Francoeur Mine)

	Year Ended December 31				
	2001	2000	1999	1998	1997
Tons processed	153,562	130,408	103,627	162,278	159,520
Average grade of processed ore (oz/Au/t)	0.21	0.19	0.18	0.21	0.19
Rate of recovery (%)	95.8	96.1	95.7	95.4	95.1
Gold production (oz)	30,586	24,199	18,109	32,527	28,991
Average cost $CAN/oz					
Cash Cost	$286	$353	$390	$325	$378
Depreciation and depletion	14	16	58	58	53
Total	$300	$369	$448	$383	$431
Average price obtained $CAN/oz	$420	$433	$388	$458	$454

1.4. Investment in Louvem Mines Inc. (69.3%)

1.4.1 General

In keeping with its development strategy, Richmont purchased 9,462,000 shares of Louvem Mines Inc. ("Louvem") in 1994, representing 36% of the issued and outstanding common shares.

In 1997, Richmont offered to purchase all outstanding shares of Louvem by a public share exchange offer. At the closing date, July 11, 1997, Richmont held 18,147,790 shares or 69.3% of the outstanding shares of Louvem and this position has not changed since.

Louvem's core asset is its interest in the Beaufor gold mine located 16 miles northeast of Val d'Or, Quebec. The Beaufor project has been in the exploration and development stage throughout 1994 and 1995, and is now a 50%-50% joint venture between Louvem and Richmont Mines Inc., which acquired its interest in April 2001.

More detailed information about the Beaufor project can be found in Section 1.1 of this document. Louvem also owns mining properties at a preliminary stage of exploration in the Val-d'Or region.

2. Newfoundland Division

Despite the depletion of reserves at the Nugget Pond Mine in 2001, the start of commercial production at the Hammerdown Mine allowed operations at the Nugget Pond Mill to continue.

2.1 Hammerdown Mine (100%)

2.1.1 General

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

2.1.2 Acquisition of the Hammerdown Property

Richmont Mines purchased the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. The remaining $600,000 will be paid out at $10 for every ounce of gold produced between the 70,000th and 130,000th ounce of gold. Once the deposit has produced 200,000 ounces of gold, a royalty of $20 per ounce will be payable to the previous owner, if the price of gold exceeds US$290 per ounce. The Company does not have to build a mill, since the ore from the Hammerdown Mine is trucked 88 miles to the Nugget Pond Mill. Two other factors help make this an extremely cost-effective project: the known reserves are at a relatively shallow depth and the ore grade of 0.51 ounces of gold per ton is much higher than the industry average.

2.1.3 Bulk Sampling

In December 2000, Richmont Mines announced the bulk-sampling results for its Hammerdown project. The ore was mined from surface between July and September, and then processed at the Nugget Pond Mill between October 1 and November 18, 2000. A total of 19,300 tons of ore at an average grade of 0.46 ounces of gold per ton were processed. Gold recovery at the mill was 97.5%, resulting in the production of 8,700 ounces of gold. The total cost of the bulk-sampling program was $3.1 million, while revenues from gold sales, which amounted to $3.6 million, were applied against the fixed assets.

2.1.4 Development

The results obtained during this first stage of development are very encouraging, and Richmont Mines has initiated work on the construction of an underground mine. Over the course of the year, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office.

Following the completion of this development work, the Hammerdown Mine started up in July 2001. During the remainder of the year, the mine produced 58,765 tons of ore grading 0.60 ounces of gold with 97.8% recovery, for a total of 34,210 ounces at a cash cost of US$115 per ounce. Richmont Mines estimates that in 2002 the Hammerdown Mine will produce approximately 50,000 ounces of gold at a cash cost of about US$140 per ounce.

The work slated for 2002, which is expected to cost approximately $1.5 million, involves the extension of the access ramp and ventilation raise to the sixth level as well as the purchase of some mining equipment. In an effort to ensure that reserves can be renewed, a $500,000 exploration program is scheduled to be carried out in 2002.

2.1.5 Geology

The Hammerdown gold deposit is located in the Appalachian Orogenic Belt of northeastern Newfoundland and is considered to be one of the most significant mesothermal vein-type deposits discovered to date in the belt. The rocks of the area are part of the Cambrian and Ordovician Dunnage Zone, one of four tectono-stratigraphic sub-divisions of the Appalachian Belt in Newfoundland.

The mineralized veins range in size from 10 to 50 meters in length and from 10 centimeters to 2.5 meters wide and descend to a depth of at least 200 meters. However, local late faulting and shearing tend to pinch and offset the gold bearing structures on a meter scale. The veins occur as an array of sub-parallel, sub-vertical structures striking east-west. The major east-northeast trending Captain Nemo Fault lies south of the deposit and truncates the veins at depth. The northeast trending Rumbullion Fault terminates the easterly extent of the Main Hammerdown Zones. A 100-meter dextral displacement has been determined for the Rumbullion Fault. The Rumbullion Zone strikes east of the Rumbullion Fault and may be the displaced easterly extension of the main Hammerdown Deposit. The veins are intimately related to the intrusive felsic dykes and normally occur in close proximity to the contacts. However, the actual placement of the veins is defined by centimeter- to meter-wide ductile shear zones. The development of the host shear structures is a result of competency change between the felsic dykes and the less competent foliated mafic volcanics. The stress needed to form the shear structures was induced by an F2 folding event.

Gold occurs mainly in sulphide rich, laminated fault-fill quartz veins. Visible gold is rare, but in thin section is observed as inclusions and fracture fillings in pyrite. The veins are dominantly composed of white to grey quartz, minor carbonate, disseminations and clots of chlorite, sericite and traces of fluorite. Sulphide contents in the veins range from trace to 75%. The sulphides are represented predominantly by pyrite with lesser amounts of sphalerite, galena and chalcopyrite. The sulphides occur as discrete bands parallel to vein contacts and as aggregates or disseminations. Isotopic studies indicate vein formational temperatures consistent with mesothermal-style gold mineralization. Hydrothermal alteration associated with the veins is minimal but defined by thin bands of sericite and chlorite along contacts.

To date, stope mining of the deposit has determined high-grade gold quartz/pyrite veins consistent with interpretation from surface drilling. Veins have the continuity expected, but local faulting and shearing appears to be more intense than expected. However, these complex structures are local with vein displacement from 1 to 2 meters, which does not seriously affect stope development.

2.1.6 Reserves

Hammerdown Mine

	PROVEN AND PROBABLE RESERVES		
Diluted Reserves	**Tons**	**Grade oz/Au/t**	**Ounces**
2000	443,000	0.47	210,000
2001	**370,000**	**0.51**	**190,000**

2.1.7 Production Summary

Commercial production started on July 1, 2001.

	Year ended December 31, 2001
Tons processed	58,765
Average grade of processed ore (oz/Au/t)	0.60
Rate of recovery (%)	97.8
Gold Production (oz)	34,210
Average cost $CAN/oz	
	CAN$
Cash Cost	179
Depletion and depletion	78
Total	257
Average price obtained per ounce	420

2.1.8 Estimated Annual Production

	Year Ended December 31	
	2002	**2003**
	Proven & Probable Reserves	**Proven & Probable Reserves**
Annual production (tons)	100,000	100,000
Average grade of processed ore (oz/Au/t)	0.51	0.51
Rate of recovery	98%	98%
Gold production (oz)	50,000	50,000

2.2 Nugget Pond Mine (100%)

2.2.1 General

Following the evaluation of numerous gold projects, Richmont purchased a 60% interest in the Nugget Pond gold project in May 1995. After $3 million of development work on the property, the Company purchased the remaining 40% in January 1996.

The Nugget Pond gold mine is located on the Baie Verte Peninsula of Newfoundland. The property consists of 123 contiguous claims and covers 1,970 hectares. In 1995, in order to complete the feasibility study, mine development, definition drilling, test mining, flow sheet, mill design and environmental programs were carried out. As at December 31, 1995, the ore reserves totaled 430,000 tons at a grade of 0.37 ounces of gold per ton.

Richmont formally approved construction of the mine and the mill in June 1996. Work to bring the Nugget Pond project closer to production continued throughout the year. The Environmental Certificate of Approval to operate the mine and mill was approved by the Newfoundland government in August 1996.

By the end of 1996 almost all the surface facilities and infrastructure were completed. This included a three-mile power line, the completion of an upgraded access road to the site, the erection of a large shop/mine-dry building, three warehouse buildings, an office, and an environmental and assay laboratory and a mill processing facility.

The mine produced a total of 168,748 ounces of gold, whereas the reserves were estimated to be 160,000 ounces at the start of commercial production. Despite the depletion of reserves at the Nugget Pond Mine during 2001, the beginning of commercial production at the Hammerdown Mine enabled operations to continue at the Nugget Pond Mill.

2.2.2 Production Summary

Commercial production began April 1, 1997, and ended on June 30, 2001.

	Year Ended December 31				
	2001	2000	1999	1998	1997
Tons processed	40,642	119,000	146,000	139,000	94,000
Average grade of processed ore (oz/Au/t)	0.21	0.32	0.30	0.32	0.38
Rate of recovery (%)	97.9	98.4	98.2	98.0	97.3
Gold production (oz)	8,500	38,000	43,500	44,000	34,800
Average cost $CAN/oz					
Cash Cost	$420	$211	$205	$213	$207
Depreciation and depletion	139	101	134	143	155
Total	$559	$312	$339	$356	$362
Average price obtained $CAN/oz	$420	$433	$388	$458	$454

2.2.3 Processing Plant and Environmental Safeguards

The metallurgical and infrastructure design was done by Met-Chem Pellemon. Lakefield Research completed the metallurgical test work under Met-Chem's direction. The results indicated that very high recoveries (more than 97%) could be achieved from treating the ore in a modern but conventional mill circuit.

Ore is processed at an on-site facility, where operations include crushing, grinding, leaching, precious-metal recovery using carbon-in-pulp technology and cyanide detoxification using the INCO process. Environmental planning, testing and analysis were completed and the project has been released from further requirements under the Newfoundland Environmental Assessment Act, which entitled the commencement of development.

The mine surface structures and mill site are confined to an area of 1,000 feet by 650 feet. A water-monitoring program has been in place since the beginning of Richmont's work. Tailings disposal and wastewater control are the key environmental issues for the operational stage of the project. All waste rock is used underground as backfill. Approximately 500,000 tons of tailings solids were produced during the life of the Nugget Pond Mine. Cyanide is destroyed before the discharge is released to a natural body of water; the tailings will remain submerged, eliminating the possibility of any run-off. During the first three years of operations, the mine water discharges to the environment has been in total compliance with the discharge criteria established in the Environment Permit. The Company received a Provincial environment award in 1998 from the Newfoundland and Labrador Government.

3. Exploration Properties (100%)

3.1 General

Richmont owns or holds interests in many mining properties at various stages of exploration.

Richmont Mines acquired the Norex property, adjacent to the Francoeur Mine, in February 2002. The Company is currently preparing an exploration program designed to evaluate the potential extension at depth of Francoeur's main zone below 2,700 feet. To access a drilling area, approximately 1,000 feet of drifting is required. The Company has applied for financial assistance from the Quebec Ministry of Natural Resources to secure an exploration grant.

The following table provides Richmont Mines' interest on these exploration properties as at December 31, 2001.

Property	Number of claims(1)	Ownership Interest(2)
Wasamac	3 mining concessions(3)	100%
Lac Fortune	1 special permit(4)	100%
Arncoeur	14	75% (5)
Norex	36	100%

(1) A mining claim generally covers an area of 40 hectares.

(2) The Company would also be subject to pay royalties if some of its properties are advanced into commercial production.

(3) The three mining concessions of the Wasamac property cover an aggregate area of 758 hectares.

(4) The special permit of the Lac Fortune property covers an area of 158 hectares.

(5) The Company has the option to acquire the 25% residual interest of this 443 hectares property.

4. Other Aspects of the Business

4.1 Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared with the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises, governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)
1997	331
1998	294
1999	279
2000	280
2001	271

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Doré bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at a commercial refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

Richmont Mines uses put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such hedging policies are approved by the Company's Board of Directors.

Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

For 2002, the production forecast is: 50,000 ounces at the Hammerdown Mine and 50,000 ounces at the Beaufor Mine, for a total of 100,000 ounces at an average cash cost of US$170 per ounce.

As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for the year 2002.

4.2 Environment

The principal operations of Richmont are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and of strict government regulations, such as laws and regulations in respect of activities related to natural resources and protection of the environment. The current legislation is a matter of public knowledge, and Richmont cannot foresee any further legislation and amendments that may have a bearing on its operations.

Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such type of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensure the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Department of Energy and Resources (Quebec) (the "MER") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MER may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MER. The MER may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MER may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont does not foresee any difficulty in meeting the requirements under the *Mining Act*.

Richmont holds certificates of authorization issued by the Department of the Environment (Quebec) (the "MENVIQ") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the *Environment Quality Act* (Quebec).

Newfoundland

Since the very start of the project Nugget Pond, Richmont has always been concerned for the environment, with the aim of respecting all government regulations.

Tailings disposal and waste-water control are the key environmental issues for the Nugget Pond and Hammerdown projects. All waste rock is recycled underground as backfill. The approximately 500,000 tons of tailings solids produced during the active life of the Nugget Pond Mine were subjected to the INCO SO_2-air destruction process for cyanide destruction prior to being released to the tailings pond. Since these submerged tailings occupy only 10% of the pond volume, plenty of space remains for the Hammerdown tailings.

The intention of the environmental program is to return the sites and the watershed to their pre-development state. Reclamation activities should restore the sites' natural capabilities.

Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

For the five years of mill operations, the division maintained 100% compliance with environmental discharge criteria. Richmont Mines respects its environment, and its objective is to ultimately return the site and watershed to their natural predevelopment state. In recognition of its efforts, Richmont Mines received one prize awarded annually by the PDAC (Prospectors & Developers Association of Canada) for outstanding performance in protecting the environment for the year 2000.

4.3 Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The mining industry is intensely competitive in all its phases. Richmont competes with many companies possessing greater financial resources and technical facilities than itself.

The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont has an interest could be significantly reduced or rendered uneconomic.

There is no assurance that Richmont's mineral development and exploration activities will be successful.

Mining Risks

The mining operations of Richmont are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

The ore reserves presented in this Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

Furthermore, since Richmont is paid in U.S. dollars for its gold sales, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont's results with respect to the sale of gold, which has not been hedged.

As at December 31, 2001, the Company did not have forward exchange contracts for the year 2002.

Exploration and Development Risks

Mining exploration and the development of mineral deposits involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

Laws and Regulations

The Company's mining operations and exploration activities in the Provinces of Quebec and Newfoundland are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.

The Company believes that it is in substantial compliance with all current laws and regulations material to its activities. However, changing government regulations may have an adverse effect on the Company.

Disclosure Regarding Forward-Looking Statements

This annual form contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, grade of ore mined and unforeseen difficulties in mining operations, which would affect revenues and costs of production. Other factors that could affect actual results are uncertainties regarding government regulations. Other risks may be detailed from time to time in Richmont's periodic reports.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont for the period ended December 31, 2001, and should be read in conjunction with these statements.

1. For the Last Five Fiscal Years

	Year Ended December 31 (thousands of Canadian dollars except per share data)				
	2001	**2000**	**1999**	**1998**	**1997**
		Restated	Restated	Restated	Restated
Total revenues	$35,260	$35,509	$34,778	$47,424	$37,151
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	4,649	2,632	(385)	3,775	2,422
Write-down of mining assets	4,163	5,964	13,052	-	-
Provision for site restoration costs	1,050	750	-	-	-
Net earnings (loss)	518	(3,391)	(8,206)	3,775	2,422
Basic earnings (loss) before write-down of mining assets and provision for site restoration costs per share	0.31	0.17	(0.02)	0.24	0.16
Basic earnings (loss) per share	0.03	(0.22)	(0.53)	0.24	0.16
Total assets..........................	32,052	31,467	34,248	49,628	56,589
Long-term debt	-	-	-	-	10,004
Working capital	14,422	13,780	12,532	12,705	6,044
Shareholders' equity					
Total	$25,360	$24,849	$33,691	$42,310	$43,084
Per share	$1,68	$1.64	$2.18	$2.70	$2.85

As at December 31, 2001, the Company had a credit line of $2,000,000 and an unused credit facility of $5,000,000, secured by all the mining assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the credit facility.

2. For the Last Eight Quarters

	(in thousands of dollars except per share amounts)			
	2001			
	1st Restated	2nd Restated	3rd Restated	4th
Total revenues	5,626	4,506	11,603	13,526
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	(1,233)	(343)	3,309	2,916
Write-down of mining assets	-	4,163	-	-
Provision for site restoration costs	-	1,050	-	-
Net earnings (loss)	(1,233)	(4,474)	3,309	2,916
Basic earnings (loss) before write-down of mining assets and provision for site restoration costs per share	(0.08)	(0.02)	0.22	0.19
Basic earnings (loss) per share	(0.08)	(0.30)	0.22	0.19

	(in thousands of dollars except per share amounts)			
	2000			
	1st Restated	2nd Restated	3rd Restated	4th Restated
Total revenues	11,118	9,879	10,006	4,506
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	909	1,250	1,102	(629)
Write-down of mining assets and provision for site restoration costs	-	-	-	6,023
Net earnings (loss)	909	1,250	1,102	(6,652)
Basic earnings (loss) before write-down of mining assets and provision for site restoration costs per share	0.06	0.08	0.07	(0.04)
Basic loss per share	0.06	0.08	0.07	(0.44)

3. Dividend Policy

The Company has not declared or paid any dividends on its Common Shares since its incorporation. Richmont has no current plans to pay dividends on its Common Shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All information required for this section can be found in the section entitled "Management's Discussion and Analysis" on pages 14 -18 of the Company's 2001 Annual Report.

VI. MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "RIC". Since March 6, 1997, Richmont's shares have also been listed on the American Stock Exchange (AMEX) under the symbol "RIC".

VII. DIRECTORS AND OFFICERS

The name, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director or Officer since	Number of shares owned on April 9, 2002
Jean-Guy Rivard(2) Rouyn-Noranda, Quebec	Director, President and Chief Executive Officer of the Company	Feb. 25, 1981	1,015,000
Denis Arcand(2) Brossard, Quebec	Businessman, Director	Sept. 28, 1995	6,348
Gilles Loiselle, PC(2) Montreal, Quebec	Advisor to the Chairman of the Board and Chief Executive Officer, Power Corporation of Canada, Director	July 08, 1996	-
Réjean Houle(1)(2) Montreal, Quebec	Businessman, Director	Jan. 27, 1989	37,000
Jean Depatie(1) St-Bruno, Quebec	President and CEO of Gold Hawk Resources Inc., Director	May 26, 1994	1,000
Henri Lanctôt Montreal, Quebec	Partner, Gowling Lafleur Henderson LLP, a general partnership, law firm, Director and Corporate Secretary	May 22, 1997	-
Martin Rivard Rouyn-Noranda, Quebec	Executive Vice-President	Nov. 14, 2000	6,000
Jean-Yves Laliberté, CA Rouyn-Noranda, Quebec	Vice-President, Finance	Sept. 5, 1989	6,000
André de Guise, P.Eng. Rouyn-Noranda, Quebec	Vice-President, Operations	March 20, 2001	-
Nicole Veilleux, CA Rouyn-Noranda, Quebec	Controller	July 13, 1998	-

(1) Member of the Audit Committee
(2) Member of the Compensation Committee

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

VIII. ADDITIONAL INFORMATION

In connection with the filing of the Annual Information Form ("AIF") dated May 10, 2002, Richmont hereby undertakes to provide to any person or company, upon request to the Secretary of Richmont:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

  (i) one copy of the AIF of the Company, together with one copy of any document, or the relevant pages of any document, incorporated by reference in the AIF;

  (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements of the Company for its most recently completed financial year;

  (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (*i*) or (*iii*) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Other information, including information on directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, the shareholders' rights plan and the interests of insiders in material transactions, where applicable, is set forth in the information circular of the Company dated April 9, 2002 for its most recent annual meeting of shareholders that involved the election of directors (the "Circular"). Additional financial information is given in the comparative financial statements to the end of the last fiscal year presented in the Company's Annual Report for the year ended December 31, 2001 (the "Annual Report"). The Circular and the Annual Report are available to the public as provided for by Section 87 of the *Securities Act* (Quebec).